UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

COLONY STARWOOD HOMES (f/k/a STARWOOD WAYPOINT RESIDENTIAL TRUST)
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

19625X102
(CUSIP Number)

Colony Capital, Inc.
515 S. Flower St., 44th Floor
Los Angeles, CA 90071
(310) 282-8820
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2016
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

1	Names of Reporting Persons

COLONY CAPITAL, INC.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.     [   ]
b.     [   ]

3	SEC Use Only

4	Source of Funds (See Instructions)

SC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 14,702,685
	8	Shared Voting Power 0
	9	Sole Dispositive Power 14,702,685
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,702,685

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

14.2%

14	Type of Reporting Person (See Instructions)

CO

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Shares, par value $0.01 per share (the “Shares”) of Colony Starwood Homes (f/k/a Starwood Waypoint Residential Trust), a Maryland real estate investment trust (the “Issuer”).  The address of the Issuer’s principal executive offices is 8665 East Hartford Drive, Scottsdale, AZ 85255.

Item 2.	Identity and Background.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

This statement on Schedule 13D is filed on behalf of Colony Capital, Inc., a Maryland corporation (“Colony Capital”).  Colony Capital is a leading global real estate and investment management firm headquartered in Los Angeles, California, with 14 offices in 10 countries and more than 300 employees.  Colony Capital had an investment in a portfolio of single-family residential rental homes through its subsidiary, Colony Capital Operating Company, LLC, which, through its wholly owned subsidiary, CFI CSFR Investor, LLC, a Delaware company (“CFI CSFR”), indirectly owned approximately 23.3 percent of CAH Operating Partnership, L.P. (“CAH OP”), a subsidiary of Colony American Homes, Inc., a Maryland corporation (“CAH”).

On January 5, 2016 (the “Closing Date”), pursuant to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated September 21, 2015, among the Issuer, SWAY Holdco, LLC, a Delaware limited liability company and a wholly owned subsidiary of SWAY, Starwood Waypoint Residential Partnership, L.P., a Delaware limited partnership (now known as Colony Starwood Homes Partnership, L.P.) (the “Operating Partnership”), CAH, CAH OP, the Company Stockholders (as defined in the Merger Agreement), the Company Unitholders (as defined in the Merger Agreement) and the Company Investors (as defined in the Merger Agreement), the Issuer and CAH completed their merger (the “Merger”) with each other.  Immediately prior to the consummation of the Merger, the Issuer, Starwood Capital Group Global, L.P. (the “Contributor”), the Operating Partnership and SWAY Management LLC (the “Manager”) completed the internalization (the “Internalization”) by the Issuer of the Manager pursuant to the terms and conditions of the Contribution Agreement, dated September 21, 2015, among the Contributor, the Operating Partnership and the Manager (the “Contribution Agreement”).  Also immediately prior to the completion of the Merger, pursuant to the Merger Agreement, CAH effected a series of internal reorganization transactions (the “Reorganization”), pursuant to which, among other matters, CFI CSFR’s investment in CAH OP was restructured into an investment in CAH.  As a result of the transactions contemplated by the Reorganization and the Merger, Colony Capital, through CFI CSFR, is currently the beneficial owner of 14,702,685 Shares of the Issuer, representing approximately 14.2% of the Shares of the Issuer issued and outstanding as of the Closing Date.

The principal business address of Colony Capital is 515 S. Flower St., 44th Floor, Los Angeles, CA 90071.

During the last five years, Colony Capital has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Colony Capital being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

As described in Item 4 below, Colony Capital may be deemed to have acquired beneficial ownership of 14,702,685 Shares in the Merger.

Item 4.	Purpose of Transaction.

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On the Closing Date, subject to the terms and conditions of the Merger Agreement, all issued and outstanding shares of CAH common stock, par value $0.01 per share (other than shares held by CAH or its wholly owned subsidiaries, which shares were canceled effective as of the Closing Date), were exchanged for the right to receive 64,869,583 Shares (all such shares, the “Merger Consideration”).  The issuance of the Shares was undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof.  In addition, all issued and outstanding shares of CAH preferred stock, par value $0.01 per share, were automatically redeemed for an aggregate amount of $125,000, plus any accrued and unpaid dividends, in cash in accordance with the liquidation preference of such preferred shares, all of which were cancelled and retired.

Pursuant to the Merger Agreement, Mr. Barrack, who is the Executive Chairman and a director of Colony Capital, Mr. Richard B. Saltzman, who is the Chief Executive Officer, President and a director of Colony Capital, Mr. Justin T. Chang, who is an Executive Director of Colony Capital, and Mr. John L. Steffens, who is a director of Colony Capital, were appointed and duly elected as trustees of the Issuer.

The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed Exhibit 2.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 21, 2015 and is hereby incorporated by reference in response to this Item 4.

Colony Capital intends to review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of trustees of the Issuer, price levels of the Shares, other investment opportunities available to Colony Capital, conditions in the securities market and general economic and industry conditions, take such actions, in accordance with the Transfer Restrictions (as defined below), with respect to the investment in the Issuer as it deems appropriate, including, for example:  (1) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (2) disposing of any or all of their Securities in the open market or otherwise; (3) engaging in any hedging or similar transactions with respect to the Securities; or (4) proposing or considering one or more of the plans or proposals which relate to, or would result in, an event described in subsections (a) through (j) of Item 4 of Schedule 13D.  As directors and/or officers, as the case may be, of Colony Capital, and as trustees of the Issuer, each of Mr. Barrack, Mr. Saltzman, Mr. Chang and Mr. Steffens may, from time to time, engage with, and contribute their respective commercial expertise to, the Issuer’s board of trustees and management with respect to the management, operations, business and financial condition of the Issuer and such other matters as such individuals may deem relevant to the investment of Colony Capital in the Shares.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)           Colony Capital may be deemed to be the beneficial owner of 14,702,685 Shares, which represent approximately 14.2% of the Issuer’s outstanding Shares.  Colony Capital may be deemed to have sole power to vote and sole power to dispose of 14,702,685 Shares, as of the closing of the Merger on January 5, 2016 pursuant to the Merger Agreement.

(c)           Other than the receipt of the Shares as Merger Consideration reported on this statement on Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by Colony Capital.

(d)           Colony Capital has the indirect right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares through CFI CSFR.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

In connection with the execution of the Merger Agreement, the Issuer, the Contributor and the CAH Investors entered into a Registration Rights Agreement, dated as of September 21, 2015 (the “Registration Rights Agreement”), pursuant to which the Contributor, in respect of any Shares that it may receive in connection with any request to redeem the common units of the Operating Partnership it receives in the Internalization, and the CAH Investors, in respect of any Shares they receive in connection with the Merger, may require the Issuer from time to time to register those Shares.  The Registration Rights Agreement grants the Contributor and the CAH Investors certain rights to demand a registration of some or all of their Shares (a “Demand Registration”) or to request the inclusion of some or all of their Shares in a registration being affected by the Issuer for itself or on behalf of another person (a “Piggyback Registration”); in each case subject to customary registration procedures and indemnity provisions.  The Issuer is obligated to use commercially reasonable efforts to prepare and file a registration statement within specified time periods and to cause that registration statement to be declared effective by the SEC as soon as reasonably practicable thereafter.  The Issuer is not required to honor a request for either a Demand Registration or a Piggyback Registration until after the nine month anniversary of the closing of the Merger.

The ability to cause the Issuer to effect a Demand Registration is subject to certain conditions.  The Issuer is not required to effect such registration within 180 days of the effective date of any prior registration statement and may delay the filing for up to 60 days under certain circumstances.  The Registration Rights Agreement grants the Contributor the right to request up to three Demand Registrations.  There is no limit on the Demand registrations that may be requested by the CAH Investors.

If, pursuant to an underwritten Demand Registration or Piggyback Registration, the managing underwriter advises that the number of Shares requested to be included in such registration exceeds a maximum number (the “Maximum Number”) that the underwriter believes can be sold without delaying or jeopardizing the success of the proposed offering, the Registration Rights Agreement specifies the order in which Shares are to be included, and in the case of Shares held by the parties to that agreement, allocates 22.5% of the Maximum Number to the Contributor (the Contributor is also allocated any unused allocation of the CAH Investors) and 77.5% of the Maximum Number to the CAH Investors (the CAH Investors are also allocated any unused allocation of the Contributor).

The foregoing description of the Registration Right Agreement is a summary only and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which was filed as Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 21, 2015 and is hereby incorporated by reference in response to this Item 6.

Shares issued as Merger Consideration pursuant to the Merger Agreement are subject to specified Transfer Restrictions (as defined in the Merger Agreement) until the earlier of the:  (1) nine-month anniversary of the Closing Date; and (2) expiration of the term of the lock-up applicable to the equity securities issued in connection with the Contribution Agreement, if such term is reduced.  Transfer Restrictions means, with regard to Shares issued as Merger Consideration, that such shares may not be transferred except, (a) with the Issuer’s consent, (b) for purposes of estate administration or tax planning, subject to certain limitations, (c) pursuant to a tender or exchange offer within the meaning of the Act, any Shares, (d) in connection with any plan of reorganization, merger, consolidation or similar corporate event of the Issuer or the Operating Partnership, (e) through an involuntary transfer pursuant to operation of law, (f) for transfers to direct or indirect interest holders, limited partners or investors in the Company Investors, or (g) from one Company Investor to another Company Investor; provided, however, that (x) such persons agree to the other Transfer Restrictions and (y) each Company Investor shall, until the later of (A) nine months after the Closing Date and (B) the date on which all indemnification claims asserted under the Merger Agreement during the period ending nine months after the Closing Date are finally resolved, not be permitted to transfer, and shall in all cases retain, a number of Shares with an aggregate value not less than such Company Investor’s pro rata share of the indemnity cap, determined using the value per Share set forth in the Merger Agreement.

Except for the arrangements described herein, to the best knowledge of Colony Capital, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 15, 2016	COLONY CAPITAL, INC.

	By:	/s/ Darren J. Tangen
		Name:	Darren J. Tangen
		Title:	Chief Financial Officer and Treasurer